

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 14, 2009

Mr. Peter Mitchell
Chief Financial Officer
Taseko Mines Limited
Suite 300, 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

   Re: Taseko Mines Limited
     Form 40-F/A for the Fiscal Year Ended December 31, 2008
     Filed June 29, 2009
     File No. 1-31965

Dear Mr. Mitchell:

   We have completed our review of your Form 40-F/A and related filings and have no further comments at this time.

         Sincerely,

         H. Roger Schwall
         Assistant Director